
turant
• Disrupting the $150B+ biometric and cyber security market
• Infinite scalability, broad applications, language agnostic with multi-modal authentication
• Unparalleled, continuous deep fake combat solutions
Using Advanced AI Biometrics to Fight Deepfake Security Threats

INVEST IN **TURANT INC.**

AI can mimic, we! can unmask. Fraud has a new weapon, so do we

Highlights

1. Groundbreaking: Largest bio-metric leap partnership with a Japanese Fortune 1000 conglomerate

2. AI digital twin solution disrupts the $150B+ bio-metric and cyber security market

3. The AI silent sentinel - unparalleled, continuous deep fake combat solutions

4. Generating revenue - over 1M sample comparisons evaluated, high accuracy,

4   relentless innovations

5   Infinite scalability, broad applications, language agnostic with multi-modal
    authentication

Featured Investor

 **Malay Jindal**
Invested **$5,000** ⓘ

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Syndicate Lead
**Malay boasts over two decades of expertise in engineering and sciences,
complemented by 15 years of triumph as a business entrepreneur.**

"I have known the founder, Anurag Goel, for more than 40 years and have utmost faith
in his integrity, work ethic and desire to make the business a success.

The team has a very large vision to change the world and wherewithal to make it
happen. The project they are undertaking is on a trajectory to make a difference in 75%
of the world once it starts scaling. In addition, the social impact aspects of their solution
is highly commendable. The following synopsis highlights where the solution and the
team can make a difference going forward.

Business traction and focus
Enterprise B2B business

A significant price reduction - compared to the typical industry pricing there is almost
an order of magnitude reduction in pricing by utilizing the latest research available and
the Large Language models they are able to surpass the achievements of the
established players at a fraction of the price and that opens up a huge market
unattainable up to now
Superior and enhanced accuracy - their patent filed solution differentiates them from
the competition and has levels of accuracy that has got potential customers interested
in the implementation of the solution
ROI reached rapidly for the customers within a short time of implementation - the
businesses have seen their returns quickly and are able to capture revenues through the
efficiencies offered
Immediate implementation - the solution developed can be deployed fairly quickly by a
competent team and typically within days to weeks rather than months.

Social Impact
Partnership with major philanthropic organizations - their partnership with the world's

Partnership with major philanthropic organizations - their partnership with the world's leading philanthropic organizations to support their endeavors with an affordable price point

Their partnership with a leading financial payment provider in India is targeting bill payments for over 60M subscribes with full incorporation

National Defense and Security

Their leadership in the solutions they have working with border security and first responders are truly remarkable and one of a kind in the world

Strong Management team

Strong educational credentials - the team's education pedigree is from top tier universities in the world where admissions are supremely competitive and exiting with the degree is a stamp of credibility.

Prior experience in successful start-ups and in Large companies - the team has worked in large companies which are now the target customer base and also have raised money for start-ups and exited them successfully

Proven success in scaling products to 100s of Millions of subscribers

Senior sales person with multiple large and start-up company sales leadership experience

Strong burn management

The team has managed to achieve a significant amount of progress on a shoestring budget, including the product-market POC. The team has the desire to make it happen in today's challenging environment.

Great go to market plan

The team has established partnerships with senior people in partner companies to be able to use their feet to find sales. The current deep sales pipeline is demonstrating that Careful marketing expense to obtain a demand in the market with very focused and specific exercises

Scalable deployment solution

I personally observed the design of the solution coupled with the latest technology solutions available which will allow the team to comfortably scale to over 100 Million transactions as needed

The available flexible cloud solutions allow rapid horizontal and vertical scaling

Earn as you go scaling of burn

The team's target of scaling the burn as they earn more business is very commendable and ensures that my investment will be safe and potentially bring outsize returns

We understand the team needs some money initially to jump start

The founders also have invested quite a large amount of their personal money which shows commitment and tenacity to make it

NOTE: My observations are presented to the best of my knowledge and based on reasonable information about current solutions. Please validate your personal doubts and questions."

Team



Anurag Goel CEO and Founder

Conceptualized and executed end-to-end solutions that have not just generated billions in revenue but have also reshaped industries. Past founder raised $65M and orchestrated exit successfully. An alumnus of IIT-R with 5 patents at AT&T Bell Labs





Manjit Singh Chief Business Officer

Successfully steered two companies to IPO, leveraging strategic vision and decisive action. Spearheaded initiatives that catapulted revenues for several Fortune 100 companies by a staggering 400%





Sairam S. Chief Scientist

A seasoned technology executive with a pedigree from the prestigious IIT and a PhD from the USA, cultivating a reputation for innovation and excellence. The track record includes pioneering disruptive technologies, including cutting-edge AI solutions.





Awaneesh Mishra Chief Products Officer

Visionary leader capable of navigating complex landscapes and driving to success. Managed rapid growth, delivering on time. Scaled solutions to seamlessly accommodate > 100M subscribers in 18 months.



Empowering all with digital ID, combat AI with Turant power digital twin AI solutions

Turant: Leading the surge that will reshape the future.


turant
MAJOR
MILESTONE ALERT
We have partnered with a Fortune 1000 Japanese conglomerate, to lead the largest voice biometric evolution in history.
This massive project could encompass over 1.5 billion samples, marking a landmark moment in the future of identity security.



Meet the team behind Turant!



Turant in combating deep fake.





01:30
Ever wondered if what you hear
vimeo

Turant generating revenue.

turant
Real-world Impact,
Real-time Revenue
With multiple deployments in progress, our solution is making a real difference in simplifying operations and enhancing security.

Turant supporting local laws.



turant
Securing Data in India, As Per Local Laws
While Some Giants are unable to comply with India's data sovereignty regulations, Turant remains committed to keeping biometric data within the borders, ensuring security and compliance for opportunities in India



Turant in the financial industry.



Turant means quick and we intend to be the verb for quick and continuous ID authentication.

Turant Introduces the Voice AI based field attendance management system





Introducing Turant AI-Powered Voice Attendance Management System!

Turant Inc. proudly unveils its latest innovation—an AI-powered Voice Attendance Management System designed for seamless, secure, and contactless workforce authentication. Optimized for challenging environments, this cutting-edge solution leverages voice biometrics and geolocation capabilities to ensure accurate, fraud-proof attendance trackingin real time. Say goodbye to manual logs and unreliable fingerprint scans—Turant delivers efficiency, security, and location-verified convenience like never before!

🚀 **Now available for deployment!**

Our solution to Deepfake menace - Turant Webinar





In a world where a single deepfake video can sway elections or drain bank accounts, how do we protect our digital identities?

Turant AI recently hosted a webinar featuring top cybersecurity and investment experts to tackle this pressing question. Here are some key takeaways:

- Deepfakes are projected to surge, with some countries seeing increases of over 1000% in political deepfakes

- By 2026, cyber attackers may only need 1 hour to infiltrate and exploit a system

- Turant's unique approach, developed in linguistically diverse India, offers robust protection against evolving threats

- Major banks and financial institutions are showing strong interest in Turant's continuous authentication technology

We'd like to extend our heartfelt thanks to our distinguished panelists: Keith Bhatia (CEO, SS8 Networks), Munish Khetrapal (VP, leading cybersecurity company), and Pratik Kodial (Founder, Tapasya Funds).

Missed the live event? No worries! You can watch the full replay here.







58:41
vimeo

turant
The Problem
The growing problem of identity theft, fraud, and deepfake threats poses significant risks to individuals and businesses alike.

Turant utilizes the AI concepts of digital twin to provide immediate and continuous authentication.

turant
The Solution



The 'reliable cyber secure digital ally' ensures seamless and effortless authentication continually:
• Harnessing generative AI for digital twin creation
• Countering generative AI threats with AI
• Your ally in group or one-on-one meetings
• Trustworthy companion in personal interactions

Introducing the product



TURANT VOICE VERIFICATION SOLUTION
Turant API Hosted in Cloud
CUSTOMER CRM
OR
STATISTICAL MODELING
TURANT SECURED LAYER
AI Engine
TTS Engine
Storage
OA&M
turant
api.turant.world
turant
00:00:00
Click and Speak !
Transfers
Paid Zomato
Paid Ravi Prakash
Paid Swiggy
Paid Anurag Goel
TURANT ON WEB
TURANT NATIVE APP
TURANT VIA SDK

The Turant product is user-friendly, requiring only a one-time registration. This sample can be used repeatedly for ongoing verification multiple times a day for end users.

turant
Welcome to Voice Verify™
Registration
Welcome to Voice Verify™



Welcome to Voice Verify™
Registration
Registration Sample 1
Registration Sample
0:07
Successfully Registered
One Life-time
REGISTRATION
per user

Simple Authentication



turant
Welcome to Voice Verify™
Verification
Enter your 10 Digit Mobile Number
Verification Sample
0:07
Successfully Verified
Quick
AUTHENTICATION
at any subsequent point

Cutting edge algorithms

TURANT VOICE VERIFICATION SOLUTION
Turant Real-Time
turant


AI Engine
SAMPLE ALGORITHM FLOW
CEPSTRAL VECTOR EXTRACTION
STATISTICAL MODELING
SPEECH PARA-METRIZATION
SCORING NORMALIZATION
SPEAKER VERIFICATION DECISION
Speak now
Patent being filed for highest accuracy

Presenting customer solutions where our deployment is either active or under active consideration.


turant
PLENTY PROBLEMS
ONE TURANT SOLUTION
00:31
vimeo

What sets us apart?


turant



OUR
DIFFERENTIATORS
Our product is the culmination of customized algorithms that have been iterated on for years to create an industry leading accuracy; we are currently in the process of filing a patent to protect it.
PATENT FILED HIGHEST ACCURACY
10X PRICE DISTRUPTION WHEN COMPETITION IS POSSIBLE

turant
PLENTY PROBLEMS
ONE TURANT SOLUTION
00:31
vimeo

What sets us apart?



turant
OUR
DIFFERENTIATORS
Our product is the culmination of customized algorithms that have been iterated on for years to create an industry leading accuracy; we are currently in the process of filing a patent to protect it.
PATENT FILED HIGHEST ACCURACY
10X PRICE DISTRUPTION WHEN COMPETITION IS POSSIBLE

Continuous and
live authentication
turant
SEGMENTS


Secure MFA
VoiceAuth for
Digital Transactions
TARGETED
We have attained significant
traction with ~30 opportunities
in the pipeline at various stages
of sales cycle.

Our business traction

turant

CURRENT BUSINESS TRACTION PIPELINE

DESCRIPTION	STAGE	$$ VALUE	WHEN	MARKET POTENTIAL	REMARKS, ADDITIONAL OPPORTUNITIES
Micro-loans company	Successful trial, PO in hand, initial revenue in hand	~$100 per month	Current	> 1000 similar	Significant scaling expected
Two companies - sales force in the field tracking and attendance	Final T&Cs on PO	~$500 per month	In +1 month	> 10K targets	New way to track teams in field
Largest India private power company – monthly billing	PO with channel obtained Revenue deployment in next 1-2 months	Start with ~$500 per month	In +2 months	>10 targets	Novel way to allow monthly bill payments
Verify interviewee in remote interviews	PO signed In revenue deployment discussions	~$500 per month	In +1 month	~100 targets	Unique way to authenticate end user
Verify end users for one of largest enterprise in LatAm	Successful trials finished Dec 2023	$50K per month	In +3 months	~ 50 in LatAm	Provide new costs savings for our customers
Password less login many companies in USA	In trials	+$25K per month	In +6 months	>1000 enterprises	An effective way to reset PW and other secure access
Person ID for Security – Fortune 50 company	Early evaluation	>$1M per month	In +18 months	~4-5	Differentiating and secure in-stream authentication


USA
Brazil
Customer ID
India
Multiple Use Cases
Africa
National ID
MOST COMMON USE CASES
FINANCIAL
FIELD FORCE TRACKING
IDENTITY VERFICATION
CALL CENTER AUTHENTICATION

Future projections are not guaranteed

Market Analysis


turant
MARKET ANALYSIS
The biometric Identity and Access Management (IdAM) market is substantial
TAM
TOTAL ADDRESSABLE MARKET/YEAR
≃$125 B


and projected to grow rapidly at a CAGR of **15-20%**.
SAM
SOM
OUR SERVICEABLE ADDRESSABLE MARKET/YEAR
≃$20 B
OUR SERVICEABLE OBTAINABLE MARKET
VIA TURANT IDENTIFIED CHANNELS)/YR
≃$3.2 B
Market sizes are for 2024-2025 and will massively increase over the coming years
The information provided is not guaranteed for accuracy or completeness.

Our pricing strategy and business model


turant
BUSINESS MODEL
Turant has already started on this journey starting with real-time voice and expanding to multimodal authentication.
Pay as you go SAAS Deployment
Address the market with best of breed channels
Secure open API access

Cyber-security professor and expert discussing the new threats coming from Gen-Ai and the solutions including Turant's




24:51
vimeo

Industry Icon discussion, CEO of SAM Analytic solutions managing remote tech and more.


turant
WATCH NOW
TO KNOW WHAT
THE INDUSTRY ICON THINKS
Samudra Vijay
CEO at SAM Analytic Solutions
11:13
vimeo

Turant in US Defense, ex-West Point graduate and CEO of Atom Beam & ex-Naval Intelligence officer


turant



TO KNOW WHAT
THE INDUSTRY ICONS THINK
Mark Woolen
West Point Graduate,
Ex Army Officer
Charles Yeomans
CEO at AtomBeam
Technologies
26:56
vimeo

Fireside chat with Sanjith of MOSIP an industry icon in creating National IDs. MOSIP is funded by Bill and Melinda Gates Foundation, TATA Trusts and others.

turant
WATCH NOW
FIRESIDE CHAT WITH A NATIONAL ID & SOCIAL
IMPACT LEADER, EMPOWERING THE NEXT 75%
Sanjith Sundaram
MOSIP
18:28
vimeo



turant
Product/ Market Validation
National ID
10%
40%
Fintech
FIELD EXPERIENCE
≃400,000+ samples evaluated
35%
Banking, Financial & Insurance Services
10%
E-Commerce
5%
Others

Funding
turant
WE EXPECT TO BE ABLE TO ACHIEVE $0.5M IN ARR WITHIN A YEAR OF THE SEED FUNDING
PRODUCT DEVELOPMENT
Bootstrapped, ≃$400k, Friends and Family $127K
BEGINNING COMMERCIAL EFFORTS
Friends & Family crowdfunding raising rev. at the few customers, Trials at many costomers
SEED FUNDING
Attain seed funding from investors to enhance GTM efforts by investing in product sales and marketing.
SCALING TURANT
Targeting to achieve $0.5M ARR in +1 year following the raise
SERIES A ROUND
Seek Series A to fund expansions
Note: Forward Projections are not guaranteed

Greenfield market in continuous authentication - some competition in static solutions







Some competition in the market. None in the markets we are in



Our financial projections.